UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Post-Effective Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Health Net, Inc.

(Exact name of registrant as specified in its charter)

Delaware	95-4288333
(State of incorporation or organization)	(I.R.S. Employer Identification no.)

21650 Oxnard Street Woodland Hills, California	91367
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $.001 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: 33-72892

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This Form 8-A/A amends the Form 8-A filed by Health Net, Inc. (f/k/a Health Systems International, Inc., f/k/a Foundation Health Systems, Inc., f/k/a HN Management Holdings, Inc.), a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on January 21, 1994 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to Class A Common Stock, $.001 par value per share, to reflect various changes in the Company’s capital stock since that date. In particular, effective May 13, 2004, the Company amended its certificate of incorporation to, among other things, eliminate its Class B Convertible Common Stock, $.001 par value per share, and refer to the single remaining class of its common stock as “Common Stock” rather than “Class A Common Stock.”

Item 1.	Description of Registrant’s Securities to be Registered.

The authorized capital stock of the Company consists of 360,000,000 shares of capital stock, consisting of (1) 350,000,000 shares of Common Stock, par value $.001 per share (“Common Stock”), and (2) 10,000,000 shares of Preferred Stock, par value $.001 per share (“Preferred Stock”). As of August 5, 2004, there were 111,966,737 shares of Common Stock (excluding 21,457,429 shares held as treasury stock) and no shares of Preferred Stock outstanding.

General

Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the prior rights of the holders of Preferred Stock, holders of Common Stock are entitled to receive dividends when, as and if, declared by the Company’s board of directors out of funds legally available therefor, and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of liquidation or dissolution. The Common Stock has no preemptive rights and no subscription or redemption privileges. The Common Stock does not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. All the outstanding shares of Common Stock are fully paid and not liable for further call or assessment.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of Preferred Stock. The Company’s board of directors is authorized to establish one or more series of Preferred Stock having the dividend rights, dividend rates, conversion rights or right of exchange, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and any other rights, preferences, privileges and restrictions that the board of directors may designate.

Depending on the rights of Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

In connection with the Rights Agreement discussed below, the Company’s board of directors has established a series of 200,000 shares of Preferred Stock designated as “Series A

Junior Participating Preferred Stock,” the terms of which are set forth in the Company’s Sixth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”). See “— Rights Agreement.”

Rights Agreement

The shares of Common Stock are subject to the Rights Agreement, dated as of June 1, 1996 and amended October 1, 1996, May 3, 2001, May 14, 2004 and July 26, 2004, between the Company and Wells Fargo Bank, N.A. as successor rights agent (as so amended, the “Rights Agreement”), which entitles the holders of the Common Stock to rights to purchase shares of Series A Junior Participating Preferred Stock (the “Rights”). The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s board of directors.

The description of the Rights under the Rights Agreement set forth in Item 1 of the Form 8-A/A filed on July 26, 2004 constituting Amendment No. 3 to the Company’s registration statement on Form 8-A, filed with the Commission July 16, 1996, with respect to the Rights is incorporated herein by reference.

Antitakeover Effects of Certain Provisions of Delaware Law and the Company’s Certificate of Incorporation and Bylaws

The following provisions of Delaware law and of the Company’s certificate of incorporation and bylaws may have an effect of delaying or preventing a change in control of the Company:

Delaware business combination statute. The Company is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. An “interested stockholder” is a person who directly or indirectly owns 15% or more of the corporation’s outstanding voting stock. A “business combination” includes a merger, asset sale or other transaction which results in a financial benefit to the interested stockholder. Delaware law does not prohibit these business combinations if (1) before the stockholder becomes an interested stockholder, the corporation’s board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder, (2) after the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s outstanding stock or (3) the corporation’s board approves the business combination and the holders of at least two-thirds of the corporation’s outstanding voting stock, which the interested stockholder does not own, authorize the business combination.

Certificate of incorporation provision governing certain business combinations. The Certificate of Incorporation provides that (1) any merger or consolidation of the Company with any Interested Stockholder (as defined below) or any other corporation that is, or after such merger or consolidation would be, an Affiliate or Associate (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on January 28, 1994) of an Interested Stockholder, (2) any sale, lease or other disposition to or with or on behalf of any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder that has an aggregate fair market value and/or involves aggregate commitments of $10,000,000 or more or that constitutes more than 5% of the book value of the total assets or 5% of stockholders’ equity of the entity in question, (3) certain liquidations or dissolutions of the Company and any proposal to amend the Company’s certificate of incorporation or bylaws made on behalf of an Interested Stockholder or any Affiliate or Associate of an Interested Stockholder or (4) certain reclassifications and recapitalizations or other transactions that have the effect of increasing an Interested Stockholder’s proportionate share of the Company’s capital stock (collectively, “Business Combinations”) shall require, subject to certain exceptions, the affirmative vote of not less than 80% of the votes entitled to be cast by the holders of all the then outstanding shares of the Company’s capital stock which by its terms may be voted on all matters submitted to stockholders of the Company generally (“Voting Stock”) other than the Voting Stock of which an Interested Stockholder is the beneficial owner. The foregoing requirements generally do not apply to a Business Combination approved by a disinterested majority of the Continuing Directors (as defined below) or if certain other requirements are met. Such other requirements are designed to provide an incentive to an Interested Stockholder to treat the stockholders within a class equally, to discourage discriminatory two-tiered transactions and to encourage an Interested Stockholder to furnish timely information regarding such Business Combination. “Interested Stockholder” generally means any person (other than the Company or any of its subsidiaries and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Company or any of its subsidiaries or any trustee of or fiduciary with respect to any such plan or the Co-Presidents of the Company on January 28, 1994) who is (1) a beneficial owner of or has announced or publicly disclosed a plan or intention to become the beneficial owner of 10% or more of the outstanding Voting Stock or (2) an Affiliate or Associate (other than the Co-Presidents of the Company on January 28, 1994) of the Company that, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the outstanding Voting Stock. “Continuing Director” generally means any member of the board of directors, while such person is a member of the board of directors, who is not an Affiliate or Associate or representative of the Interested Stockholder and was a member of the board of directors prior to the time that an Interested Stockholder became an Interested Stockholder, and any successor of a Continuing Director while such successor is a member of the board of directors, who is not an Affiliate or Associate or representative of the Interested Stockholder and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors. The affirmative vote of at least 80% of the Voting Stock not held by an Interested Stockholder would be necessary for any amendment or repeal of the provisions of the Certificate of Incorporation described in this paragraph, unless the amendment or recall were unanimously recommended by the board of directors and all of such directors were persons who would be eligible to serve as Continuing Directors.

Authorized but unissued shares. Under the Certificate of Incorporation, authorized but unissued shares of Common Stock and Preferred Stock are available for issuance by the Company without stockholder approval. The Certificate of Incorporation authorizes the Company’s board of directors to establish the terms of any Preferred Stock. See “—Preferred Stock.”

Stockholder action by written consent. The Certificate of Incorporation prohibits the taking of stockholder action by written consent without a meeting.

Written notice of stockholder proposals and nominations. The Company’s Ninth Amended and Restated Bylaws (the “Bylaws”) provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. The Bylaws also specify requirements as to the form and content of a stockholder’s notice.

Number of directors; filling vacancies. The Certificate of Incorporation and Bylaws provide that the Company’s board of directors shall consist of not less than three nor more than 20 directors and allow the board of directors to fix the exact number of directors by resolution. Generally, except in the case of a vacancy arising as a result of the removal of a director by shareholder vote, any vacancy in the board of directors may be filled by a majority of the board of directors then in office, and a quorum is not necessary unless the vacancy results from an increase in the number of directors.

Amendment of the certificate of incorporation. The Certificate of Incorporation requires the affirmative vote of the holders of at least 80% of the then outstanding shares of Voting Stock for amendments to the provisions thereof relating to (1) composition of the board of directors and stockholder meetings, (2) indemnification by the Company of its directors, officers, employees and agents, (3) liability of directors for breach of fiduciary duty, (4) Business Combinations with Interested Stockholders and (5) amendment of the Certificate of Incorporation.

Bylaw amendments. In accordance with the Certificate of Incorporation, the Bylaws are subject to adoption, amendment, repeal or rescission (collectively referred to as a “Change”) either by (1) the approval of 75% of the authorized number of directors and, if one or more Interested Stockholder exists, by a majority of the directors who are Continuing Directors or (2) the affirmative vote of the holders of not less than 80% of the then outstanding shares of Voting Stock and, if the Change is proposed by or on behalf of an Interested Stockholder or a director affiliated with an Interested Stockholder, by the affirmative vote of the holders of a majority of the disinterested shares. The Bylaws provide that the board has the power to amend, alter or repeal the Bylaws by an affirmative vote of 75% of the entire board of directors, as then constituted.

Special meetings. The Certificate of Incorporation provides that special meetings of stockholders may only be called by either the Chairman of the Board or a majority of the board of directors. Where a proposal requiring stockholder approval is made by or on behalf of an Interested Stockholder or director affiliated with an Interested Stockholder, or where an Interested Stockholder otherwise seeks action requiring stockholder approval, then the affirmative vote of a majority of the Continuing Directors would also be required to call a special meeting of stockholders for the purpose of considering each proposal or obtaining such approval. The Bylaws provide that only the business specified in the notice of any special meeting of the stockholders shall come before such meeting.

Limitation of Liability and Indemnification of Directors and Officers

The Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by the director as a director, except that a director shall be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Both the Certificate of Incorporation and the Bylaws require the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent permitted by applicable law. The Company is also required under both the Certificate of Incorporation and the Bylaws to advance, to the maximum extent permitted by law, expenses incurred in connection with any such action, suit or proceeding so long as the director or officer undertakes to repay any advanced amounts if it is ultimately determined that he or she is not entitled to be indemnified.

*        *        *        *

The foregoing summary description of the Common Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws.

Item 2.	Exhibits.

Exhibit Number	Description

1	Sixth Amended and Restated Certificate of Incorporation of Health Net, Inc. (incorporated by reference to Exhibit 6 to the Company’s registration statement on Form 8-A/A filed with the Commission on July 26, 2004 (File No. 001-12718)).

2	Ninth Amended and Restated Bylaws of Health Net, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 001-12718)).

3	Specimen Common Stock certificate (incorporated by reference to Exhibit 8 to the Company’s registration statement on Form 8-A/A filed with the Commission on July 26, 2004 (File No. 001-12718)).

4	Description of Rights to Purchase Series A Junior Participating Preferred Stock (incorporated by reference to Item 1 of the Company’s registration statement on Form 8-A/A filed with the Commission on July 26, 2004 (File No. 001-12718)).

5	Rights Agreement, dated as of June 1, 1996, between the Company and Harris Trust and Savings Bank (incorporated by reference to Exhibit 99.1 to the 1996 Form 8-A (File No. 001-12718)).

6	Amendment, dated as of October 1, 1996, to the Rights Agreement, dated as of October 21, 1996, to the Rights Agreement, by and between the Company and Harris Trust and Savings Bank (incorporated by reference to Exhibit 2 to the Company’s registration statement on Form 8-A/A filed with the Commission on May 9, 2001 (File No. 001-12718)).

7	Second Amendment to Rights Agreement, dated as of May 3, 2001, by and among the Company, Harris Trust and Savings Bank and Computershare Investor Services, L.L.C. (incorporated by reference to Exhibit 3 to the Company’s registration statement on Form 8-A/A filed with the Commission on May 9, 2001 (File No. 001-12718)).

8	Third Amendment to Rights Agreement, dated as of May 14, 2004, by and among the Company and Computershare Investor Services, L.L.C. (incorporated by reference to Exhibit 4 to the Company’s registration statement on Form 8-A/A filed with the Commission on May 9, 2001 (File No. 001-12718)).

9	Fourth Amendment to Rights Agreement, dated as of July 26, 2004, by and among the Company, Computershare Investor Services, L.L.C. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 5 to the Company’s registration statement on Form 8-A/A filed with the Commission on July 26, 2004 (File No. 001-12718)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTH NET, INC.

By:	/S/ B. CURTIS WESTEN
Name:	B. Curtis Westen
Title:	Senior Vice President, General Counsel and Secretary

Dated: August 16, 2004

EXHIBIT INDEX

Exhibit Number	Description

1	Sixth Amended and Restated Certificate of Incorporation of Health Net, Inc. (incorporated by reference to Exhibit 6 to the Company’s registration statement on Form 8-A/A filed with the Commission on July 26, 2004 (File No. 001-12718)).

2	Ninth Amended and Restated Bylaws of Health Net, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 001-12718)).

3	Specimen Common Stock certificate (incorporated by reference to Exhibit 8 to the Company’s registration statement on Form 8-A/A filed with the Commission on July 26, 2004 (File No. 001-12718)).

4	Description of Rights to Purchase Series A Junior Participating Preferred Stock (incorporated by reference to Item 1 of the Company’s registration statement on Form 8-A/A filed with the Commission on July 26, 2004 (File No. 001-12718)).

5	Rights Agreement, dated as of June 1, 1996, between the Company and Harris Trust and Savings Bank (incorporated by reference to Exhibit 99.1 to the 1996 Form 8-A (File No. 001-12718)).

6	Amendment, dated as of October 1, 1996, to the Rights Agreement, dated as of October 21, 1996, to the Rights Agreement, by and between the Company and Harris Trust and Savings Bank (incorporated by reference to Exhibit 2 to the Company’s registration statement on Form 8-A/A filed with the Commission on May 9, 2001 (File No. 001-12718)).

7	Second Amendment to Rights Agreement, dated as of May 3, 2001, by and among the Company, Harris Trust and Savings Bank and Computershare Investor Services, L.L.C. (incorporated by reference to Exhibit 3 to the Company’s registration statement on Form 8-A/A filed with the Commission on May 9, 2001 (File No. 001-12718)).

8	Third Amendment to Rights Agreement, dated as of May 14, 2004, by and among the Company and Computershare Investor Services, L.L.C. (incorporated by reference to Exhibit 4 to the Company’s registration statement on Form 8-A/A filed with the Commission on May 9, 2001 (File No. 001-12718)).

9	Fourth Amendment to Rights Agreement, dated as of July 26, 2004, by and among the Company, Computershare Investor Services, L.L.C. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 5 to the Company’s registration statement on Form 8-A/A filed with the Commission on July 26, 2004 (File No. 001-12718)).